Exhibit (a)(5)(N)

Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549

Intel Announces Receipt of Israel Tax Authority Ruling for Mobileye Asset Sale

and Further Extension of Cash Tender Offer for All Outstanding Shares of Mobileye

SANTA CLARA, Calif., July 14, 2017 – Intel Corporation (NASDAQ: INTC) today announced that the Israel Tax Authority has issued an acceptable tax ruling with respect to the tax treatment of the potential asset sale, liquidation and second step distribution contemplated in connection with the all cash tender offer to purchase all of the outstanding ordinary shares of Mobileye N.V. (“Mobileye”) by Intel. The tender offer is being made pursuant to the Purchase Agreement, dated as of March 12, 2017, by and among Intel, Cyclops Holdings, Inc., a wholly owned subsidiary of Intel that was later converted to Cyclops Holdings, LLC (“Cyclops”), and Mobileye (the “Purchase Agreement”). Cyclops filed a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2017 (as amended and supplemented, the “Schedule TO”).

As a result of receipt of the tax ruling and the adoption of certain shareholder resolutions at the general meeting of Mobileye shareholders in June, the minimum number of Mobileye shares that must be validly tendered and not withdrawn prior to the expiration of the tender offer (including any extensions) (the “Expiration Time”) has been lowered from 95 percent to 67 percent of outstanding Mobileye shares (the “Minimum Condition”). Withdrawal rights will terminate following the Expiration Time. Mobileye shareholders who have already tendered their Mobileye shares in the tender offer but whose willingness to tender is affected by the lower threshold for the Minimum Condition should withdraw their Mobileye shares from the tender offer immediately but in any event before the Expiration Time.

In connection with the receipt of the tax ruling and the lowering of the Minimum Condition, Intel also announced that Intel and Mobileye have agreed that Cyclops will extend the offering period of the tender offer. The tender offer, which was previously set to expire at 5:00 p.m., New York City time, on July 20, 2017, is now scheduled to expire at 5:00 p.m., New York City time, on July 28, 2017, unless the tender offer is extended or earlier terminated, in either case pursuant to the terms of the Purchase Agreement. The transaction is currently expected to close during the third quarter of 2017.

Mobileye shareholders who have already tendered and not withdrawn their ordinary shares of Mobileye do not have to re-tender their shares or take any other action as a result of the extension of the expiration date of the tender offer.

In addition to satisfaction of the revised Minimum Condition, completion of the tender offer remains subject to additional conditions described in the Schedule TO, including the receipt of regulatory approval from the Korean Fair Trade Authority. The tender offer will continue to be extended until all conditions are satisfied or waived, or until the tender offer is terminated, in either case pursuant to the terms of the Purchase Agreement and as described in the Schedule TO.

As promptly as practicable following the Expiration Time and during the subsequent offering period, Intel intends to cause Mobileye to be converted from a public limited liability company (naamloze vennootschap or N.V.) to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid or B.V.) under Dutch law (the “Conversion”). The Conversion could occur as soon as one day after the Expiration Time. Mobileye shareholders should be aware that following the Conversion, Mobileye shares held in registered form may only be transferred by way of a notarial deed executed by a Dutch notary (as more fully described in the Schedule TO). Fees for execution of a Dutch notarial deed for the transfer of Mobileye shares can be expected to be between EUR 2,000 and EUR 5,000 for each such Dutch notarial deed executed by a Dutch notary. Mobileye shareholders can avoid the time and cost associated with the requirement of Dutch notarial deeds by tendering their Mobileye shares prior to the Expiration Time.

Mobileye shareholders should also be aware that pursuant to the further amended Mobileye articles of association to go into effect when Mobileye shares are delisted from the NYSE (which was approved at the Mobileye shareholder meeting on June 13, 2017) (the “Delisting Amendment”), Mobileye shares acquired after the effectiveness of the Delisting Amendment and the delisting of Mobileye shares from the NYSE (including during the subsequent offering period if the Delisting Amendment becomes effective during that period) will be subject to certain transfer restrictions, including the requirement that the Mobileye board approve any such transfer (as more fully described in the Schedule TO). If the Delisting Amendment becomes effective during the subsequent offering period, Mobileye shares could be delisted from the NYSE as soon as the twentieth day after the Expiration Time. Mobileye shareholders can avoid such restrictions on the transferability of their Mobileye shares by tendering their Mobileye shares prior to the Expiration Time.

D.F. King & Co. is acting as information agent for the tender offer. Requests for documents and questions regarding the tender offer may be directed to D.F. King toll free at (800) 966-9021 (for shareholders) or collect at (212) 269-5550 (for banks and brokers).

About Intel

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Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Mobileye or any other securities. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, has been filed with the SEC by Intel and one or more of its subsidiaries and a solicitation/recommendation statement on Schedule 14D-9, has been filed with the SEC by Mobileye. The offer to purchase all of the issued and outstanding ordinary shares of Mobileye will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the tender offer statement on Schedule TO, in each case as amended from time to time. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF MOBILEYE ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov, at the transaction website (http://intelandmobileye.transactionannouncement.com), or by directing such requests to D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 966-9021 (for shareholders) or collect at (212) 269-5550 (for banks and brokers).

Forward-Looking Statements

This document contains forward-looking statements related to the proposed transaction between Intel and Mobileye, including statements regarding the benefits and the timing of the transaction as well as statements regarding the companies’ products and markets. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they were first made and involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction; the ability of the parties to complete the transaction in the time expected or at all; the ability of Intel to successfully integrate Mobileye’s business; the market for advanced driving assistance systems and autonomous driving may develop more slowly than expected or than it has in the past; evolving government regulation of the advanced driving assistance systems and autonomous driving markets; the risk that we are unable to commercially develop the technologies acquired or achieve the anticipated benefits and synergies of the transaction; the risk that we are unable to develop derivative works from the technologies acquired; our ability to attract new or maintain existing customer and supplier relationships at reasonable cost; the failure to protect and enforce our intellectual property rights; assertions or claims by third parties that we infringe their intellectual property rights; the risk of technological developments and innovations by others; the risk of potential losses related to any product liability claims and litigation; the risk that the parties are unable to retain and hire key personnel; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; and other risks detailed in Intel’s and Mobileye’s filings with the SEC, including those discussed in Intel’s most recent Annual Report on Form 10-K and in any subsequent periodic reports on Form 10-Q and Form 8-K and Mobileye’s most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. SEC filings for Intel are also available on Intel’s Investor Relations website at www.intc.com, and SEC filings for Mobileye are available in the Investor Relations section of Mobileye’s website at ir.mobileye.com. Readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of their dates. Unless otherwise required by applicable law, Intel and Mobileye undertake no obligation and do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.

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CONTACTS:	Cara Walker
Intel Media Relations
503-696-0831
cara.walker@intel.com

Mark Henninger
Intel Investor Relations
408-653-9944
Mark.h.henninger@intel.com